EIGER TECHNOLOGY, INC.
ANNUAL INFORMATION FORM
2003

February 25, 2004

TABLE OF CONTENTS

GLOSSARY

The following is a glossary of some terms that appear in the discussion of the business of the Company as contained in this Annual Information Form.

"ADSL" ADSL is a variation of DSL that operates by way of two-way or duplex bandwidth and is devoted to the downstream transmission of data.

"bandwidth" The maximum speed at which data can be transmitted between computers in a network.

"bus" A device for transmitting data to and from the different components of a PC.

"DSL" "Digital Subscriber Line" – a technology for bringing high-bandwidth information to homes and businesses over conventional copper telephone lines, permitting continuous transmission of motion video, audio and 3-D effects.

"electronic ballasts" A component that starts a fluorescent lamp.

"Ethernet" A LAN, the different nodes of which are connected by coaxial cable. This cable can be thin (which can connect two nodes up to a distance of about 1000 feet) or thick (which can connect two nodes up to a distance of about 3300 feet). The Ethernet standard has a provision to transmit data at a rate of 10 megabits per second.

"Kbps" "Kilobytes Per Second" – a measure of the rate at which a modem can transmit data. This is measured in bits per second (bps).

"LAN" "Local Area Network" is a group of PC's, computers and peripheral devices that are linked together where each device is located in close proximity to all the other devices. LANs typically consist of a number of PC's, shares printers, shared directories and files.

"PCMCIA" "Personal Computer Memory Card International Association" – a PCMCIA card as an expansion bus designed for laptop computers, which allows modems and other devices to be connected to the PC.

"PC" "Personal Computer".

"peripherals" A peripheral is a device, which can be attached to a PC and is controlled by its processor. Examples include printers and modems.

"VoIP" Voice over Internet Protocol is a term used in telecommunications for a set of facilities for managing the delivery of voice information over broadband. A major advantage of VOIP is that it avoids the tolls charged by ordinary telephone service.

1. INCORPORATION

The Company

Eiger Technology, Inc. (the "Company") was incorporated under the name "Alexa Ventures Inc." under the *Company Act* (British Columbia) on September 8, 1986. The memorandum of the Company was amended on November 26, 1999 to change the name of the Company from Alexa Ventures Inc. to "Eiger Technology, Inc." In November 2000 the Company changed its jurisdiction of incorporation from British Columbia to Ontario.

The Company's registered head office and executive office is located at 330 Bay Street, Suite 602, Toronto, Ontario, M5H 2S8.

Subsidiaries

The following is a list of each material subsidiary of the Company and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each subsidiary:

Name of Subsidiary	Jurisdiction of Organization	Percentage of Voting Securities Owned of Controlled
Onlinetel Corp.	Canada	100%
Eiger Net, Inc. ("Eiger Net")(1)	South Korea	58%
K-Tronik International Corp. ("K-Tronik")	Nevada	64%
Newlook Industries Corp. ("Newlook")	British Columbia	80%

(1) Formerly Point Multimedia Systems Inc. – name changed February 20, 2000.

In this Annual Information Form, unless the context indicates otherwise, the "Company" refers to Eiger Technology, Inc. and its consolidated subsidiaries. All dollar references in this document are in Canadian dollars, unless otherwise specifically indicated.

Corporate Structure

The following is an organizational chart showing the Company's material subsidiaries:


Eiger Technology, Inc.
100%
58%
64%
80%
Onlinetel Corp.
(a Canadian corp.)
Eiger Net, Inc.
(a South Korean corp.)
K-Tronik
International Corp.
(a Nevada corp.)
Newlook Industries Corp.
(a British Columbia corp.)

2. GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY

Company Profile

Eiger Technology, Inc. is a technology-focused management company with four operating subsidiaries; Onlinetel Corp., K-Tronik International Corp., Eiger Net Inc., and Newlook Industries Corp. Eiger's head office is located in Toronto Ontario and has five employees.

Onlinetel is a leading provider of Voice over Internet Protocol ("VoIP") telephony services to Canadian residential and corporate customers. Through its proprietary national VoIP network, Onlinetel converts analog voice information from any landline or cellular phone to digital IP packets and routes that information, phone-to-phone, over broadband networks. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies. Onlinetel currently offers ad-based and flat rate long distance plans, 10-10 casual calling, calling cards, as well as carrier origination and termination services. Onlinetel is based in Kitchener, Ontario and has 17 employees.

Eiger Net has been involved in the research and development, engineering and manufacturing of multimedia and data communication cards such as 56Kbps modem cards, Home PNA cards, LAN cards, MP3 modules and other Internet access devices for OEM consumer electronics companies worldwide. Recently, Eiger Net has added 'Projection Keyboard' with the brand name of 'EigerKey' to its product line-up. It is the world's first commercial projection keyboard using Canesta's patented Electronic Perception Technology. Eiger Net is located in South Korea and has 17 employees.

K-Tronik recently listed on the Nasdaq OTCBB. K-Tronik is a leading manufacturer of energy-efficient electronic ballasts for fluorescent lighting. K-Tronik supplies ballasts worldwide to original light fixture equipment manufacturers, distributors and contractors. Based in New Jersey, K-Tronik has 13 full-time employees.

Newlook is listed on the TSX Venture Exchange. Newlook has announced that it intends to issue 20 million common shares to acquire Onlinetel and settle $1.2 million of debt owing to Eiger from Onlinetel. Upon completion of the transaction, Eiger will hold 24.8 million common shares of Newlook. Eiger is currently an 80% shareholder of Newlook and owns 100% of Onlinetel. The transaction has been submitted for regulatory approval. Newlook currently has no active business operations and as such, has no employees.

History of the Company

The Company entered the energy efficient lighting business in 1991. The Company's two main operating subsidiaries in this non-core business have been K-Tronik and ADH Custom Metal Fabricators Inc. ("ADH"). ADH operated from the Company's 55,000 square foot manufacturing and engineering facility located in Stratford, Ontario. ADH manufactured and distributed transformer housings, switch housings and electronic data racks, as well as fluorescent light fixtures and reflectors. ADH was wound-up in August 2003.

On April 1, 1998, the Company purchased 53% of the common stock of K-Tronik for $275,000, plus options entitling the holders to acquire up to 250,000 common shares of the Company.

During fiscal 1998, the Company consolidated two of its South Korean subsidiaries, Energy Products, Inc. (its South Korean energy saving products sales arm) and (a manufacturer of electronic ballasts) and, which were eventually combined under the name "K-Tronik Asia, Inc." The Company currently is a 64% shareholder of K-Tronik. On September 15, 2000, the Company sold its 60% interest in Lexatec VR Systems, Inc. to facilitate focussing on Eiger's core business at the time.

The Company entered the computer peripheral business following a series of transactions in September 1999 that has since resulted in the Company owning a 58% interest in Eiger Net of South Korea. This was affected through payment of a US $1,000,000 cash consideration and 500,000 common shares of the Company issued for a combined aggregate value of US $1,500,000. Additionally, 600,000 common shares of the Company were issued on February 29, 2000 pursuant to this agreement. Eiger Net has since moved its manufacturing facility from South Korea to China.

The Company entered into the VoIP telecom services business when, through Onlinetel Corp., it acquired 100% of the shares of Onlinetel, Inc. through a Share Exchange agreement under the provisions of Chapter 92a of the NGCL (Nevada General Corporate Law). 99.97% of Onlinetel's shares have been exchanged pursuant to the Share Exchange Agreement. Eiger has issued 1,800,000 shares on a pro rata basis for 100% of the shares of Onlinetel, Inc.

As consideration for the acquisition of Onlinetel, Inc. Eiger will issue a maximum of 9,000,000 common shares which shall be comprised of 1,800,000 shares issued to the former shareholders of Onlinetel and up to an additional 7,200,000 shares pursuant to an earn out provision totalling 1,800,000 shares per year, over a period of four years, with possible extension provisions for an additional period of four years, based on Onlinetel's ability to meet the following operating benchmarks and Eiger's approval:

	2002	2003	2004	2005
REVENUE	$19,083,488	$37,347,766	$50,849,180	$59,867,184
NET INCOME	$2,442,015	$6,212,532	$9,352,747	$13,848,741

Under the formula in the agreements, if any of the above targets is not met in any of the above noted years, any gross sales or net income earned or achieved in that year is added to the targets of subsequent years. The common shares of the company to be issued in respect of those targets are to be considered cumulative and can be achieved in any subsequent year in respect of the terms of the agreement, if extensions are granted by Eiger.

Recent Financings

March 2003 Private Placement

On March 27, 2003, the Company closed a private placement of units at $0.45 with a 1-year warrant to purchase an additional share for $0.55. The shares and warrants comprising the private placement carried a hold period of four months commencing from the date of their issuance, being July 26, 2003. Insiders of the company purchased a total of 310,598 units at $0.46 per unit. The higher price to insiders resulted in the issuance of 993,098 units for total proceeds of $450,000.

March 2000 Special Warrant Financing

Pursuant to an underwriting agreement dated March 7, 2000 between the Company and Dundee Securities Corporation, Canaccord Capital Corporation and BMO Nesbitt Burns Inc., the Company issued by way of private placement a total of 4,400,000 Special Warrants at a purchase price of $5.00 per special warrant for gross proceeds of $22,000,000. Each Special Warrant entitled the holder to acquire 1.1 common shares in the capital of the Company.

December 1999 Private Placement

On December 13, 1999, the Company sold by way of private placement 700,000 units at a price of $1.128 per unit. Each unit consisted of one common share of the Company and one warrant exercisable for one common share of the Company at a price of $1.41 per common share.

Other Recent Developments

Eiger takes K-Tronik Public

On January 21, 2004, Eiger's majority-owned subsidiary, K-Tronik commenced trading on the NASDAQ OTCBB under the symbol "KTRK". Eiger currently owns 14.4 million common shares or 64% of K-Tronik. K-Tronik's strategy moving forward is to increase market share by vertically integrating manufacturing, distribution and auditing capabilities. Acquisition targets such as ESCO'S (Energy Saving Contractors that specialize in conducting energy efficiency audits of multiple tenant commercial buildings and retrofitting them with high efficiency products including electronic ballasts, emergency lighting and dimming capable products) are aligned to this plan. Through this strategy, it is anticipated that sales momentum will increase substantially, gross margins will be enhanced and synergistic operating efficiencies will be created.

Additionally, K-Tronik anticipates to lever from its well-respected brand-name recognition and strong market share built over the past six years. With manufacturing facilities in China and an extensive sales and distribution network in the U.S., K-Tronik is poised to become a conduit for potential Asian manufacturers desiring access to the U.S. market.

Eiger Creates Leading Publicly-Listed VoIP Telecom Provider

On November 18, 2003, it was announced that Newlook signed a definitive agreement to acquire 100% of all outstanding common shares of Onlinetel, a Canadian corporation. The terms of the transaction currently state that Newlook will purchase all common shares of Onlinetel and settle $1.2 million of debt owing to Eiger from Onlinetel by issuing 20 million common shares to Eiger. Upon completion of the transaction, Eiger will hold 24.8 million common shares of Newlook. Eiger is currently an 80% shareholder of Newlook and owns 100% of Onlinetel.

Through the proposed transaction with Onlinetel, Newlook intends to become Canada's premier publicly listed VoIP (Voice over Internet Protocol) telecom provider. Management believes that this vehicle will provide an accelerated platform for Onlinetel to rapidly increase its growth and profitability both organically and through acquisitions in order to significantly enhance its North American market share. The transaction has been submitted for regulatory approval.

Proposed Newlook Private Placement

On December 4, 2003, Newlook announced a private placement of 1,000,000 units of its securities at a price of $1.00 per unit. Each unit is comprised of one share and one warrant. Each warrant is convertible to one common share for a period of one year at an exercise price of $1.25 per share. The Issuer has the right to request the exercise of the warrants if its common shares equal or exceed $2.00 for 10 or more consecutive trading days. The private placement will provide the company with proceeds of $1,000,000. If the warrants are fully exercised, the company will receive an additional $1,250,000. The transaction has been submitted for regulatory approval.

3.   NARRATIVE DESCRIPTION OF THE BUSINESS

Overview of the Business of the Company

The Company has four principal subsidiaries, namely, Onlinetel Corp., K-Tronik International Corp., Eiger Net Inc. and Newlook Industries Corp.

ONLINETEL CORP.

Onlinetel Corp. is a next generation telecommunications software and services company, which harnesses the power of soft-switch technology to deliver state of the art Voice over Internet Protocol (VoIP) communication services to individuals, businesses and carriers. Utilizing soft switch technology, Onlinetel converts analog voice conversation to digital I.P. packets and routes voice calls, phone-to-phone, over broadband networks from any wireless or landline connection. VoIP and the integration of voice and data networks is a competitive threat to providers of traditional telecom services because of the substantial increase in communication cost efficiencies of both running voice and data over a single integrated infrastructure and the ability to bypass per minute usage rates.

Using its Intelliswitch application, Onlinetel pioneered and developed a new media for advertisers, enabling individuals and businesses to benefit from free long distance calling in exchange for listening to a 15 second paid advertisement, and enabling sponsors to benefit from one-to-one advertisements to callers. The first commercial application of this advertisement based calling network was launched in the Greater Toronto Area (GTA) 905 area code. In 2001, Onlinetel experienced dramatic growth in advertising revenue as its user base in the GTA 905 area code grew to over 200,000 households, or just under 20% of the market.

By early 2002, the national network was implemented across Canada, and currently has 15 points of presence in major cities from Halifax, Nova Scotia to Victoria, British Columbia with 6 more cities to be added in the near term. Since implementing the national network, Onlinetel commenced building its revenue streams and expanding its user base. Onlinetel was first to market with free ad-based long distance over major cities in the province of Ontario. Onlinetel was also first to launch a VoIP-based 10-10 pay per call dial around offering servicing Ontario callers domestic and international calls. Onlinetel continues to build on the technical and cost effective strength of VoIP technology, its applications and its national network, by developing and growing multiple revenue streams. As well, by leveraging its technology platform and scalable network infrastructure, Onlinetel has identified several potentially lucrative product offerings targeted to its growing user base.

Onlinetel delivers toll-quality communications at the lowest long distance rates available. With reduced investment cost burdens, Onlinetel's soft-switch technology reliably scales to service millions of callers. Onlinetel's continued expansion of its own national network along with seamless and virtual connections worldwide with leading carriers will extend Onlinetel's reach to the global community into the future.

K-TRONIK INTERNATIONAL CORP.

K-Tronik is a leading North American manufacturer of energy efficient electronic ballasts for fluorescent lighting. K-Tronik supplies ballasts worldwide to OEMs such as Lightolier, Fontana, Edison, Visioneering, Peerless and others. With a broad product line, low cost production and one of the lowest product defect rates in the industry (less than 0.04%), K-Tronik has developed a solid reputation in the rapidly growing energy technology industry.

K-Tronik's market is anticipated to grow rapidly due in part to the United States Department of Energy's mandate that all fluorescent lamp ballasts produced after April 1, 2005 must be energy efficient electronic ballasts, as opposed to less efficient electromagnetic ballasts. Currently, electronic ballasts represent 40% of the annual US $1 billion North American ballast market. The strong brand recognition and market share built by K-Tronik over the past three years has also contributed significantly to its growth and has positioned it for sales momentum in the future. Based on this growth, Eiger announced its intention in late 2001 to take K-Tronik public by way of a reverse acquisition with LMC Capital Corp., a US reporting issuer. On January 21, 2004, K-Tronik commenced trading on the NASDAQ OTCBB under the symbol "KTRK".

K-Tronik's strategy moving forward is to increase market share by vertically integrating manufacturing, distribution and auditing capabilities. Acquisition targets such as ESCOs (Energy Saving Contractors that specialize in conducting energy efficiency audits of multiple tenant commercial buildings and retrofitting them with high efficiency products including electronic ballasts, emergency lighting and dimming capable products) are aligned to this plan. Through this strategy, it is anticipated that sales momentum will increase substantially, gross margins will be enhanced and synergistic operating efficiencies will be created. Additionally, K-Tronik anticipates to lever from its well-respected brand-name recognition and strong market share built over the past six years. With manufacturing facilities in China and an extensive sales and distribution network in the U.S., K-Tronik is poised to become a conduit for potential Asian manufacturers desiring access to the U.S. market.

EIGER NET INC.

Eiger Net has been involved in the research and development, engineering and manufacturing of multimedia and data communication cards such as 56Kbps modem cards, Home PNA cards, LAN cards, MP3 modules and other Internet access devices for OEM consumer electronics companies worldwide. Eiger Net is located in South Korea.

In 2000, Eiger Net invested in new manufacturing capacity and obtained a QS 9000 certification in order to able to compete for large volume OEM consumer electronics contracts. As a result of those initiatives, Eiger experienced dramatic revenue growth and positive cash flow in 2000. However, the global economic downturn that subsequently began resulted in difficult years for Eiger Net in 2001 and 2002. The cost of new investments coupled with much lower production volumes than anticipated substantially increased unit production costs thereby eliminating operating margins. In 2003, Eiger Net expanded its operations to include production of cellular phone assemblies. Recently, Eiger Net has added 'Projection Keyboard' with the brand name of 'EigerKey' to its product line-up. It is the world's first commercial projection keyboard using Canesta's patented Electronic Perception Technology.

With continued growth of the Internet and the convergence of voice and data networks, demand for multimedia and data communication cards that enable consumer electronic devices to access those networks will grow. As such, Eiger Net is positioned in growth areas of the computer components and peripherals industry.

NEWLOOK INDUSTRIES CORP.

Newlook was engaged in the manufacturing of custom-fabricated metal products through its wholly owned, Ontario-based subsidiary, ADH, which was wound-up in August 2003. A definitive agreement was announced on November 18, 2003 to acquire Onlinetel as detailed in section 2 above. Newlook currently has no active operations.

Description of Principal Products

The Onlinetel subsidiary serves the retail and business market segments of the long distance industry across Canada. Currently, Onlinetel offers VoIP-based 10-10 pay per call, subscription and advertising based long distance, along with calling cards and wholesale telephony services.

The K-Tronik subsidiary serves the retrofit and new building electronic fluorescent light ballast market in the USA, Canada, South America and Korea. K-Tronik energy efficient electronic ballasts are manufactured in China with research and development facilities in both Asia and the U.S.

Eiger Net serves the major peripheral market segments of the computing industry, being the *communications*, *connectivity* and *storage* segments, and has designed its product line around providing solutions to customers in each of these market segments. The Company manufactures computer peripheral products such as PCMCIA card data/fax modems, desktop PC modems, data storage and networking devices and data storage cards for use in digital cameras. Recently, Eiger Net has added 'Projection Keyboard' with the brand name of 'EigerKey' to its product line-up.

Methods of Product Distribution

The Company's Onlinetel subsidiary markets its telephony services through various advertising and promotional medium, including its own advertising based calling network and internal sales staff. By focusing on delivering Canadians a high-quality, premium-value service offering some of the most competitive national rates, the subscription base has expanded through customers' word of mouth.

The K-Tronik subsidiary has an extensive distribution network that includes a head office sales force coupled with regional sales representatives. This has allowed K-Tronik to sell to a broad base of customers in the construction and retrofit sector of the U.S.

Key to the Eiger Net's distribution network is its ability to market its product line effectively to major OEM's in Asia such as Samsung and LG.

Research and Development

Management believes that the Company has a competitive advantage over many of its competitors in terms of product development and market rollout as it currently conducts all of its own research and development, unlike many of its competitors. This enables management to monitor both the timely development of products with a view to current technology and market demand as well as controlling the cost-effectiveness of research and development activities, thereby reducing overhead costs and the risk of timing delays that could lead to introduction of obsolete products into the rapidly changing marketplace in which the Company operates.

Facilities

The Company's executive and registered head office is located at 330 Bay Street, Suite 602, Toronto, Ontario M5H 2S8. Onlinetel's office is located at 30 Duke Street, Suite 701, Kitchener, Ontario N2H 3W5. Newlook's office is located at 330 Bay Street, Suite 602, Toronto, Ontario M5H 2S8. K-Tronik's offices are located at 290 Vincent Avenue, 3rd Floor, Hackensack, NJ 07601. Eiger Net's offices are located at 1234-9 Jeungwand-Dong, Sheheung-City Kyunggi-Do South Korea.

Employees

The Company and its subsidiaries currently employ approximately 52 employees worldwide.

Risks Associated with the Company's Operations

The Company's operations are subject to a variety of risks and uncertainties. The following factors are not to be considered a definitive list of all risks associated with the Company's operations.

Foreign Operations

The Company derived 38% of its revenue from outside of North America and 40% of its revenue from the U.S. in fiscal 2003. International sales are subject to certain risks, including unexpected changes in legal and regulatory requirements and policy changes affecting the Company's markets; changes in tariffs, currency exchange rates and other barriers; political and economic instability; difficulties in accounts receivable collection; difficulties in managing distributors and representatives; difficulties in protecting the Company's intellectual property; and potentially adverse tax consequences. See also "Foreign Exchange Rate" below.

Management of the Growth of the Company

The implementation of the Company's business strategy could result in a period of rapid growth. This growth could place a strain on the Company's managerial, operational and financial resources and information systems. Future operating results will depend on the ability of senior management to manage rapidly changing business conditions, and to implement and improve the Company's technical, administrative, financial control and reporting systems. No assurance can be given that the Company will succeed in these efforts. The failure to effectively manage and improve these systems could increase the Company's costs and adversely affect its ability to sell and deliver its products and services.

Competition

The Company faces competition in each of its markets and has competitors, many of which are larger and have greater financial resources than the Company. There can be no assurance that the Company will be able to continue to compete successfully in its markets. Because the Company competes, in part, on the technical advantages and cost of its products, significant technical advances by competitors or the achievement by such competitors of improved operating effectiveness that enable them to reduce prices could reduce the Company's competitive advantage in these products and thereby adversely affect the Company's business and financial results.

New Products and Technological Change

The market for the Company's products is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions, which may be comparable or superior to the Company's products. The Company's success will depend upon market acceptance of its existing products and its ability to enhance its existing products and to introduce new products and features to meet changing customer requirements. There can be no assurance that the Company will be successful in identifying, manufacturing and marketing new products or enhancing its existing products on a timely and cost-effective basis or that such new products will achieve market acceptance. In addition, there can be no assurance that products or technologies developed by others will not render the Company's products or technologies non-competitive or obsolete.

New Market Development

There can be no assurance that the Company will be able to identify, develop and export to countries or geographic areas in which it is not presently selling.

Intellectual Property

The Company has not obtained patent protection nor registered trademarks or copyrights for all of its proprietary technology or products. As the Company has not protected all of its intellectual property, its business may be adversely affected by competitors copying or otherwise exploiting features of the Company's technology, products, information or services.

Dependence on Key Personnel and Skilled Employees

The success of the Company is dependent, in large part, on certain key personnel and on the ability to motivate, retain and attract highly skilled persons. The employment market for skilled technology employees is extremely tight. There can be no assurance that the Company will be able to attract and retain employees with the necessary technical and technological skills given the highly competitive state of the employment market for these individuals. The loss of such services or the failure by the Company to continue to attract and retain other key personnel may have a material adverse effect on the Company, including its ability to develop new products, its ability to grow earnings and its ability to accelerate revenue growth.

Risks of International Business

The Company currently has production facilities in Asia and North America. As well, the Company distributes, markets and sells its products in numerous foreign countries. Accordingly, the Company is subject to the risks associated with producing and selling in international markets. These risks include the imposition of tariff and non-tariff barriers to trade requirements for export licenses local business regulation including the imposition of taxes.

Relationship with Production Employees

Although the employees of the Company are not unionized, there can be no assurance that this will not occur. Management of the Company is of the opinion that the unionization of its operations would have a detrimental effect on the Company's ability to remain competitive.

Uncertain Operating Results

The Company's operating results have varied and may continue to vary significantly depending on such factors as the timing of new product announcements, increases in the cost of raw materials and changes in pricing policies of the Company and its competitors. The market price of the Shares may be highly volatile in response to such fluctuations.

Foreign Exchange Rate

Material appreciation of the Canadian dollar against the US dollar would reduce the profitability of the Company's U.S. sales. The Company is also exposed to exchange rate fluctuations in the U.S. and Canadian dollar against the Korean Won.

Political Climate in South Korea and China

Political instability in South Korea or China may negatively affect the Company's ability to manufacture its products on a timely basis, resulting in product shortages. Management is unaware of any present evidence of political instability of this magnitude in South Korea or China.

4.   SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Financial Information – Last Five Years

Set forth below is a summary of certain selected consolidated financial information with respect to the Company for the fiscal years ended September 30, 2003, 2002, 2001, 2000 and 1999. This information should be read in conjunction with the disclosure under the heading "Management Discussion and Analysis".

YEAR ENDED SEPTEMBER 30

	2003 [3] $	2002 $	2001 $	2000 [2] $	1999 $
Total Revenue	22,722,000	19,325,000	30,070,000	57,068,000	8,433,000
Income (Loss) before Unusual Items	(3,987,000)	(1,769,000)	(7,526,000)	(896,000)	(832,000)

YEAR ENDED SEPTEMBER 30

	2003 [3] $	2002 $	2001 $	2000 [2] $	1999 $
Net Income (Loss)	(7,414,000)	(1,769,000)	(20,327,000)	(693,000)	(742,000)
EPS before Unusual Items	(0.11)	(0.15)	(0.23)	(.04)	(.06)
Earnings per Share	(0.20)	(0.15)	(0.61)	(.03)	(.05)
Total Assets	15,778,000	23,758,000	30,721,000	57,145,000	17,018,000
Total Long-term Debt	1,036,000	940,000	1,014,000	1,488,000	1,111,000
Total Dividends Declared	Nil	Nil	Nil	Nil	Nil

Quarterly Financial Information – Last Eight Quarters [1]

The following table presents selected financial data of the Company for its last eight quarters: Quarterly Financial Information – Last Eight Quarters [1]

The following table presents selected financial data of the Company for its last eight quarters:

Fiscal Quarter - Month Ending	Q4-9/03	Q3-6/03 [3]	Q2-3/03	Q1-12/02	Q4-9/02	Q3-6/02	Q2-3/02	Q1-12/01
Fiscal Year	2003	2003	2003	2003	2002	2002	2002	2001
Total Revenue	4,275,000	5,928,000	7,295,000	5,776,000	5,060,000	4,102,000	5,365,000	4,798,000
Income (Loss) before Unusual Items	(1,660,000)	(860,000)	(445,000)	(1,022,000)	(1,769,000)	(1,104,000)	(1,581,000)	(784,000)
Net Income (Loss)	(3,401,000)	(2,546,000)	(445,000)	(1,022,000)	(1,769,000)	(1,104,000)	(1,581,000)	(784,000)
EPS before Unusual Items	(0.05)	(0.02)	(0.01)	(0.03)	(0.06)	(0.03)	(0.04)	(0.02)
EPS	(0.09)	(0.07)	(0.01)	(0.03)	(0.06)	(0.03)	(0.04)	(0.02)
Total Assets	15,778,000	21,852,000	24,303,000	23,650,000	23,758,000	25,400,000	26,517,000	28,695,000
Total Long-term Debt	1,036,000	765,000	795,000	825,000	940,000	645,000	1,012,000	1,068,000

(1) Fully diluted earnings per share are the same as net earnings per equity share as the inclusion of common share equivalents in the earnings per share calculation would have an anti-dilutive effect.

(2) During the fiscal year ended September 30, 2000, the company disposed of its 60% equity interest in Lexatec VR Systems, Inc. to an arms length third party for the sum of $1. The measurement date for the transaction was June 30, 2000, and the actual date of the desposition was September 1, 2000. No assets or liabilities of this discontinued operation were on hand at the end of the year. See the segmented information disclosure in the consolidated financial statements for operating results of the discontinued operations.

(3) On May 28, 2003, management decided to discontinue the operations of ADH. On July 8, 2003, the Company's operating entity, ADH, sold by public auction all of its inventories, equipment and intellectual properties. Operations were discontinued at that time.

Dividend Policy

The Company has never paid cash dividends. The Company has no fixed dividend policy. Payment of dividends in the future will depend on, among other things, the Company's earnings, capital requirements, and financial conditions. The Company does not anticipate that dividends will be paid in the foreseeable future.

5. MANAGEMENT DISCUSSION AND ANALYSIS

Reference is made to the section entitled "Management Discussion and Analysis" within the Company's Annual Report to shareholders for the year ended September 30, 2003, which section is incorporated herein by reference.

6. MARKET FOR SECURITIES

The Company's Common Shares are listed and posted for trading on The Toronto Stock Exchange under the symbol "AXA" and are quoted on the Nasdaq OTCBB under the symbol "ETIFF".

7. DIRECTORS AND OFFICERS

The following table indicates the names and municipalities of residence for each director and officer of the Company, and indicates their respective principal occupations for the preceding five years. The table further indicates the date on which the following persons began acting as directors or officers of the Company, as the case may be, and states the number of voting shares of the Company which are beneficially owned by each of them or over which they have direct or indirect control.

Name and Address	Occupation [1]	Director Since	Number of Voting Shares Beneficially Owned or Controlled Directly or Indirectly [2]
Gerry A. Racicot Norwich, ON	President, Chief Executive Officer and Director of the Company	August 21, 1992	1,596,755 [5]
Jason R. Moretto Vaughan, ON	Chief Financial Officer and Director of the Company	January 5, 2004	110,148 [3][4][6]
Sidney S. Harkema Orillia, ON	Director of the Company; Retired	August 21, 1992	1,514,100 [3][4][7]
Robert Hoegler Richmond, BC	Director of the Company; Independent Consultant, Director of MCA Equities Ltd.	February 23, 1996	Nil [3][4][8]
Roland P. Austrup Port Sydney, ON	Director of the Company; President/CEO of Integrated Managed Futures Corp.	April 10, 2003	6,500 [3][4][9]

Notes:

(1)   For the last five years, each of the proposed nominees has been engaged in his current principal occupation, except for Jason Moretto who was previously engaged at BMO Nesbitt Burns.

(2)   Includes Shares over which control or direction is exercised. The information as to Shares beneficially owned or controlled, not being within the knowledge of the Company, has been provided by the nominees.

(3)   Member of the Audit Committee.

(4)   Member of the Corporate Governance and Compensation Committee.

(5)   Mr. Racicot holds options to purchase 1,350,000 Shares. Mr. Racicot also holds warrants to purchase 128,125 shares at $0.55 by March 27th, 2004.

(6)   Mr. Moretto holds options to purchase 310,000 Shares. Mr. Moretto also holds warrants to purchase 54,348 shares at $0.55 by March 27th, 2004.

(7)   Mr. Harkema holds options to purchase 225,000 Shares.

(8)   Mr. Hoegler holds options to purchase 225,000 Shares.

(9)   Mr. Austrup holds options to purchase 275,000 Shares.

The Company does not have an executive committee.

The directors of the Company are elected annually and hold office until the next annual general meeting of the Company's shareholders or until their successors in office are duly elected or appointed. All of the Company's directors were elected at the Company's most recent annual general meeting, which took place on March 24, 2003, except for Roland Austrup who was appointed during April 2003 and Jason Moretto who was appointed during January 2004. Under the *Company Act* (Ontario) the Company is required to hold an annual general meeting no more than 15 months after its most recent annual general meeting.

All of the directors of the Company are ordinarily resident in Canada.

The following table indicates the total number of voting shares of the Company held by its directors and officers individually and as a group, and the percentage that such shares form of the total number of voting shares of the Company issued and outstanding.

Name	Number of Shares Beneficially Owned or Controlled Directly or Indirectly	Percentage of Total Shares Issued [1]
Directors and Officers as a Group	3,227,503	8.5%

(1) Based on a total of 38,078,951 Common shares issued and outstanding as at February 2, 2004.

8.   ADDITIONAL INFORMATION

The Company shall provide to any person, upon request to the Secretary of the Company:

1.   when any securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of any securities of the Company:

    a)   one copy of this annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference herein;

    b)   one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to such financial statements;

    c)   one copy of the information circular of the Company in respect of its most recent annual general meeting; and

    d)   one copy of any other document which is incorporated by reference into the preliminary short form prospectus or the short form prospectus and is not required to be provided under (a) to (c) above; or

2.   at any other time, a copy of the documents referred to in items (a), (b) and (c) above, upon payment of a reasonable charge if the request for copies of such documents is made by a person who is not a security holder of the Company.

Additional information, including directors' and officers' remuneration, principal holders of common shares, options to purchase common shares and interest of insiders in material transactions, is contained in the information circular for the annual general meeting of the Company to be held on March 28, 2001 and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

Since October 1, 1998, none of the directors or officers of the Company has been indebted to the Company or any of its subsidiaries.